UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 20, 2012

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

This report is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-180300) and the Registration Statement on Form S-8 (file no. 333-101259).

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Credit Suisse announces organizational changes and appointments to the Executive Board; divisional and regional alignment is designed to accelerate execution of strategy and sharpen client focus

New structure creates one of the world’s leading integrated wealth management businesses and one of the first global investment banks that is in alignment with the new regulatory reality

Hans-Ulrich Meister and Robert Shafir to head newly created Private Banking & Wealth Management Division. Hans-Ulrich Meister to continue to head Private Banking in Switzerland, EMEA and APAC, as well as all Swiss client businesses. Robert Shafir to head Private Banking & Wealth Management Products and Private Banking in the Americas.

Eric Varvel and Gael de Boissard to head the Investment Banking Division. Eric Varvel to head Equities & Investment Banking Department and to serve as Head of Asia Pacific region. Gael de Boissard to continue to head Fixed Income Department, to serve as Head of EMEA region and will be appointed to the Executive Board.

Zurich, November 20, 2012 Credit Suisse today announced changes in its organizational structure and to its Executive Board effective November 30, 2012.

The Private Banking and Asset Management Divisions will be combined to form the Private Banking & Wealth Management Division. Hans-Ulrich Meister and Robert Shafir will partner in leading this division.

Hans-Ulrich Meister will be Head of Private Banking with responsibility for running the Swiss franchise and the Private Banking client businesses in EMEA and Asia Pacific. The Swiss franchise includes offshore and onshore Swiss Private Banking with the segments Wealth Management & Private Clients Switzerland, Premium Clients Switzerland & Global External Asset Managers, and Corporate & Institutional Clients. As regional CEO, Hans-Ulrich Meister will also continue to have responsibility for all businesses and clients in the bank’s Swiss home market.

Robert Shafir will be Head of Private Banking & Wealth Management Products. This includes responsibility for the current asset management products, Investment Services & Products, CS Trust and Research. In addition, he will be responsible for the Private Banking client business in the Americas. Robert Shafir will also continue to serve as the CEO of the Americas region for the bank.

The Investment Banking securities platform in Switzerland will be moved into Private Banking & Wealth Management and report to Robert Shafir and to Hans-Ulrich Meister. The Solution Partners group will also report jointly to Hans-Ulrich Meister and Robert Shafir.

Media Release
November 20, 2012 Page 2/3

Eric Varvel and Gael de Boissard will partner in leading the Investment Banking Division. Eric Varvel will continue to lead and oversee the management of the Equities & Investment Banking Department businesses. Gael de Boissard will focus on the management of the Fixed Income Department. In addition, Eric Varvel will serve as CEO of the Asia Pacific region. Eric Varvel has longtime experience in these countries, which makes him ideally suited for this role. Gael de Boissard will take on responsibility as CEO of the EMEA region and, subject to regulatory approval, will also be CEO of the UK entities Credit Suisse International and Credit Suisse Securities (Europe) Limited. This is consistent with regulators’ preference to have effective alignment between legal entities and management structure. Gael de Boissard will join the Executive Board of the bank as of January 1, 2013.

Urs Rohner, Chairman of the Board of Directors of Credit Suisse, said: “The momentum we have with clients and our financial performance over the first nine months of 2012 clearly indicate that our evolved strategy is working. We have transitioned to the new capital regime, substantially reduced risk-weighted assets, balance sheet size and expenses and we have rebalanced resources towards our higher returning businesses. The changes announced today are a stepping-up of our strategy. They will better align product development, advice and distribution and they will further reduce complexity across the bank for the benefit of all our clients and stakeholders. We are convinced they will help us focus on our strengths in our chosen businesses and markets globally. The new structure will create one of the world’s leading integrated wealth management businesses and one of the first global investment banks that is in alignment with the new regulatory reality.”

Brady Dougan, Chief Executive Officer of Credit Suisse, said: “We have made good progress in acting early and proactively to adapt our businesses to a fundamentally changed environment. We have restructured our investment banking model resulting in a high returning, lower risk, client oriented business. Our private banking model is highly scalable and suited for the new regulatory environment. And we have sharpened the focus of our Asset Management business. The changes announced today represent the next step in the continued development of our businesses towards achieving the targets that we have laid out.”

He added: “Four very experienced members of the Executive Board will lead our two core businesses and the four regions. This streamlined structure will help us to accelerate the execution of our business strategy – including continued growth in our market share with our clients, reallocation of capital towards a better balance between Private Banking & Wealth Management and Investment Banking, and further progress in reducing costs. Within the new Private Banking & Wealth Management Division, we will better serve our clients by having a single product development platform aligned to meet their needs, complemented by integrated distribution. Within the Investment Banking Division, the new structure reflects the importance of the Equities and Investment Banking advisory and underwriting businesses and also recognizes the progress we have made in evolving our Fixed Income business to the new environment and the strength of this business for Credit Suisse. This streamlined structure will produce further synergies and help reduce expenses across the bank. And the alignment of regional and divisional management supports our integrated bank structure, driving cross-divisional and cross-regional collaboration and revenue opportunities.”

The changes announced today mean that the roles of dedicated CEO Asia Pacific and EMEA no longer exist. Osama Abbasi and Fawzi Kyriakos-Saad, who serve as CEOs for those two regions, are leaving the firm. Walter Berchtold, Chairman Private Banking, has also informed us that he will be stepping down from his position and leave Credit Suisse after 30 years.

Media Release
November 20, 2012 Page 3/3

Urs Rohner and Brady Dougan said: “We would like to thank Walter, Fawzi and Osama for their hard work and commitment. We regret very much that this reorganization leads to them leaving the firm. They are outstanding executives who have contributed significantly to the progress of Credit Suisse over many years.”

Information
Media Relations Credit Suisse AG, telephone +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse AG, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 48,400 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market and interest rate fluctuations and interest rate levels;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2012 and beyond;

–	the direct and indirect impacts of continuing deterioration or slow recovery in residential and commercial real estate markets;
–	adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
–	the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs, and more efficient use of capital;
–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
–	the effects of changes in laws, regulations or accounting policies or practices;
–	competition in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation and other contingencies;
–	the ability to achieve our cost efficiency goals and cost targets; and
–	our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Annual Report 2011 under “Risk factors” in the Appendix.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Christian Schmid
Christian Schmid
Managing Director

/s/ Claude Jehle
Claude Jehle
Date: November 20, 2012		Director